ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
15 April to 4 June 2009

National Grid plc (NG.)

4th June 2009

Notification of Major Interest in NG. Ordinary Shares

On 3 June NG received, from Crescent Holding GmbH, a notification made the same day as a result of the changes to DTR5 with effect from 1 June 2009 (in respect of an acquisition of instruments with similar economic effect to qualifying financial instruments). This stated the initial disclosure threshold as having been passed on 1 June 2009, in respect of total return equity swaps (expiration date 20 July 2009) over 106,724 490 (4.39%) of NG voting ordinary shares.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

1 June 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital from close of 31 May 2009 consists of 2,581,974,851 ordinary shares, of which 149,145,289 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,432,829,562 shares with voting rights.

The figure of 2,432,829,562 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

Monday 1 June 2009
National Grid plc (National Grid)

Notification of Directors’ Interests

Deferred Share Plan

On 12 June 2008, Bob Catell was granted an award over 7,225 National Grid American Depositary Shares (“ADS”s) under the National Grid Deferred Share Plan (the “Plan”). Such awards would normally be released on the third anniversary of the date of grant, net of relevant statutory deductions. However, following his retirement as an Executive Director on 31 March 2009, the award vested in full under the Plan rules. The Trustee confirmed late on Friday 29 May that, after US statutory deductions and based on a price of $48.59 per ADS, the net release amounting to 4,483 ADSs was transferred to the beneficial holding of Mr Catell on 28 May 2009.
Following this release his total interest is 70,713 ADSs (equivalent to 353,565 National Grid ordinary shares).
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Contact: R Kerner, Assistant Secretary (0207 004 3223)

27 May 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that a total of 131,697 shares held in Treasury were transferred to share scheme participants late yesterday, 26th May 2009. Following the change, National Grid plc’s registered capital from 26 May 2009 consists of 2,581,974,851 ordinary shares, of which 149,145,289 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,432,829,562 shares with voting rights.

The figure of 2,432,829,562 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc

21st May 2009

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Earlier today, Bob Catell purchased a further 2,000 American Depositary Receipts (‘ADRs’) in the US; made up of 200 at $46.50 per share; 1,000 at $46.52 per share and 800 at $46.54 per share (equivalent to 10,000 ordinary shares).

This takes his total interest to 73,455 ADRs (equivalent to 367,275 ordinary shares- comprised of options over 317,275 shares and a total of 50,000 held beneficially).

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Contact: D C Forward
Assistant Secretary
0207 004 3226

20 May 2009

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of GBP 14,000,000 6.125 per cent Instruments due April 2014 (to be consolidated and form a single series with the GBP 400,000,000 6.125 per cent. Instruments due April 2014 issued on 4 February 2009) under the National Grid Plc /National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5863S_1-2009-5-20.pdf

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3365
Fax +44 20 7004 3363

Clive Hawkins
Media Relations
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3147
Fax:+44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc Euro 15,000,000,000 Euro Medium Term Note Programme dated 30 July 2008) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (‘National Grid’)

15th May 2009

Directors’ interests in National Grid plc (NG.) Ordinary Shares

John Allan has confirmed having purchased, yesterday 14th May 2009, a further 5,000 shares at 580p per share.

This increases his total holding to 7,000 shares.

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Contact: D C Forward, Assistant Secretary,
0207 004 3226

National Grid plc (‘National Grid’)

14th May 2009

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Philip Aiken has confirmed having purchased, earlier today, a further 1,500 shares at 579.8p per share.

This increases his total holding to 3,500 shares.

—

Contact: D C Forward, Assistant Secretary,
0207 004 3226

12 May 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that a total of 130,826 shares held in Treasury were transferred to share scheme participants earlier today. Following the change, National Grid plc’s registered capital from 12 May 2009 consists of 2,581,974,851 ordinary shares, of which 149,276,986 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,432,697,865 shares with voting rights.

The figure of 2,432,697,865 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

7th May 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 50,507 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market earlier today, Thursday 7th May, at a price of
558 pence per share, on behalf of some 3,100 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	23 Ordinary Shares

Steven Holliday	22 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	507,737 Ordinary Shares

Steven Holliday	1,038,536 Ordinary Shares

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Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 22 shares purchased by the SIP Trustee for his partner.

1 May 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s registered capital as at close of 30 April 2009 consists of 2,581,974,851 ordinary shares, of which 149,407,812 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,432,567,039 shares with voting rights.

The figure of 2,432,567,039 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

28 April 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that a total of 172,273 shares held in Treasury were transferred to share scheme participants earlier today. Following the change, National Grid plc’s registered capital from 28 April 2009 consists of 2,581,974,851 ordinary shares, of which 149,407,812 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,432,567,039 shares with voting rights.

The figure of 2,432,567,039 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

16 April 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that a total of 361,918 shares held in Treasury were transferred to share scheme participants earlier today. Following the change, National Grid plc’s registered capital from 16 April 2009 consists of 2,581,974,851 ordinary shares, of which 149,580,085 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,432,394,766 shares with voting rights.

The figure of 2,432,394,766 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226